SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ECHOSTAR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Stock Options to Purchase Class A Common Stock, $0.001 par value

(Title of Class of Securities)

278768106

(CUSIP Number of Class of Securities)

Dean A. Manson
Chief Legal Officer and Secretary
EchoStar Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Scott D. Miller
Marc Treviño
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

Transaction Valuation	Amount of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On March 1, 2024, between 3:00 p.m. and 4:00 p.m. Mountain Time (5:00 p.m. to 6:00 p.m. Eastern Time), Hamid Akhavan, the President, Chief Executive Officer of EchoStar Corporation (“Company,” “EchoStar” or “we”) held a town hall with certain employees to announce, among other things, that the Board of Directors (the “Board”) of the Company recently approved a plan that would allow certain eligible employees to elect to exchange certain of their existing out-of-the-money or “underwater” stock options to purchase shares of the Company’s Class A Common Stock, par value $0.001 per share (“Class A Shares”), for new options to purchase Class A Shares having a new exercise price, term and, in some cases, number of options and vesting schedule (the “Stock Option Exchange Program”). Below is a high level overview of certain key terms of the proposed Stock Option Exchange Program:

•	Eligibility to Participate:

Generally, active employees who have not given notice of termination or resignation (including notice of retirement) or received notice of termination before the exchange offer’s closing date would be eligible to participate (regardless of when employment terminates). However, employees serving as senior advisors and advisors, along with non-employee directors of the Board, are not eligible to participate. Co-founders, Charlie Ergen, Cantey Ergen and Jim DeFranco are also not eligible to participate.

•	Exercise Price:	New options granted in respect of exchanged options would have an exercise price equal to the closing market price on the expiration date of the exchange offer.
•	Vesting Schedules:

New options issued in exchange for vested eligible options are expected to have the following vesting schedule: (i) 40% immediately vested; and (ii) 30% vesting annually over two years.

New options issued in exchange for unvested eligible options are expected to be 0% vested as of the grant date and vest 25% annually over the following four years (vesting 25% in each of 2025, 2026, 2027 and 2028).

•	Exchange Ratio to Help Align Equity Compensation Following the Merger:

To help align compensation across legacy EchoStar employees and legacy DISH Network Corporation (“DISH”) employees, legacy EchoStar employees are expected to receive seven-tenths (0.7) of a new option for each exchanged option, while legacy DISH employees are expected to receive one new option for each exchanged option in light of the number and exercise prices resulting from the conversion of eligible options granted by Legacy DISH in connection with the merger of DISH into EchoStar.

•	Term:	Each new option is expected to have a maximum term of 10 years from the date it is granted.

The Company has not launched the stock option exchange offer and the Company may decide not to launch an exchange offer. If the Company decides to launch a stock option exchange offer, the terms and conditions of the exchange offer, including eligibility criteria, will be set forth in a Tender Offer Statement on Schedule TO, including an Offer to Exchange and other related materials, that will be filed with the Securities and Exchange Commission and sent to eligible participants.

The Company expects to launch the stock option exchange offer on Monday, March 4, 2024 and keep it open for a period of 20 business days, although the Company reserves the right to adjust the timing. Further updates and instructions regarding the launch of a stock option exchange offer and participation process will be shared upon launch.

The Tender Offer Statement on Schedule TO will describe the participant and option eligibility criteria. Participation in the exchange offer by eligible employees is completely voluntary. Eligible employees are not obligated to participate in any exchange offer and any stock options they do not elect to tender in exchange for new options would not be cancelled and would remain outstanding, subject to their existing terms. Eligible employees should consult with their legal or financial advisor before deciding whether to participate. No one from the Company is, or will be, authorized to provide any employee with legal, tax, financial or other advice or any recommendations regarding whether any employee should participate in any stock option exchange offer.

This filing does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Stock Option Exchange Program has not yet commenced and the Company may decide not to implement the Stock Option Exchange Program. If the Company decides to implement the Stock Option Exchange Program, the terms and conditions of the Stock Option Exchange Program will be set forth in a Tender Offer Statement on Schedule TO, including an Offer to Exchange and other related materials.

The Company will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) if and when the Stock Option Exchange Program commences. Option holders should read the Tender Offer Statement on Schedule TO and other related materials, including the Offer to Exchange and the other material referenced therein, if and when those materials become available, because they will contain important information about the Company and the Stock Option Exchange Program.

The Company’s stockholders and option holders will be able to obtain the written materials described above and the other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: EchoStar Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112.

This filing includes forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations regarding the Stock Option Exchange Program and the timing, terms, conditions and scope thereof. Forward-looking statements are subject to known and unknown risks and uncertainties. All information provided herein is as of the date hereof, and we undertake no duty to update this information unless required by law.